Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of The Pennant Group, Inc. of our report dated July 3, 2019, relating to the combined financial statements of the New Ventures business of The Ensign Group, Inc. (the “Company”), as of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018 (which report expresses an unqualified opinion and includes an emphasis of a matter paragraph regarding an inclusion of allocations of certain expenses from The Ensign Group, which allocations may not reflect the expenses the Company would have incurred as a stand-alone company), appearing in Exhibit 99.1 of Amendment No. 3 of the Registration Statement on Form 10 of The Pennant Group, Inc. filed on September 3, 2019.

/s/ Deloitte & Touche LLP

Costa Mesa, California
September 25, 2019